Suite 409 – 221 W. Esplanade North Vancouver, BC V7M 3J3 Canada Telephone: (604) 973-0579 Facsimile: (604) 973-0280 www.macdonaldtuskey.com	CORPORATE AND SECURITIES LAWYERS

Reply Attention of	William L. Macdonald
Direct Tel.	604-973-0580
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	16054-001

July 10, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	John Reynolds, Assistant Director
Office of Beverages, Apparel and Mining

Dear Sirs:

Re:	Bearing Lithium Corp.
Amendment No. 2 Registration Statement on Form F-4 Filed June 16, 2017 File No.: 333-217231

We are the solicitors for the Company. We refer to your letter of June 28, 2017 addressed to the Company with your comments on the Company's Registration Statement on Form F-4 filed on June 16, 2017. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.	We note the revised disclosure on page 63 and the statement that you entered into "settlement agreements" with certain Li3 securityholders prior to entering into the merger agreement. You also state that the agreements are conditioned on the closing of the merger. Please identify for us the securityholders. It is unclear if you intend the registration statement to cover "the issuance of units at a deemed price of $0.40 per unit" in connection with the settlement agreements. Please provide us an analysis of whether the decision by Li3 securityholders to enter into the settlement agreement constituted an investment decision under the Securities Act and, if so, whether the offer and sale of the units was conducted using an exemption from registration. We may have further comment. Please file the agreement or advise us why it should not be filed under Item 601(b)(10) of Regulation S-K.

Response: Bearing and Li3 have entered into debt settlement agreements with four holders of Li3 convertible promissory notes: John Grant, William Scrogins, Robert Jensen, and Mark Beemer. The parties do not intend to register any Bearing securities (consisting of shares and warrants) issuable under the debt settlement agreements. The agreements specifically refer to the securities to be issued thereunder shall be restricted securities issued in reliance on exemptions from registration. As you correctly note, no securities have yet been issued under the debt settlement agreements and will be issued if, and when, the merger is effective.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Comparative Historical Per Share Data, page 34

2.	We note your revised disclosure in response to comment 5. Please note, per Item 3(f) of Form F-4, the pro forma per share data should be that of the registrant. Therefore, this information should reflect the pro forma per share data of Bearing. Please revise your table to present pro forma net loss per share and book value per share for the fiscal year ended October 31, 2016 and the three month period ended January 31, 2017, consistent with the financial information and periods presented in your pro forma consolidated statements of loss on page F-3 and F-4, respectively.

Response: We have revised the disclosure of pro forma net loss per share and book value per share to be consistent with the periods presented in the updated pro forma and to be that of the registrant

3.	We note your response to comment 6 indicates that you have revised your disclosure to include equivalent pro forma per share data of the company being acquired. We are unable to find this disclosure. Please refer to the Instructions to paragraph (e) and (f) of Item 3(f) of Form F-4 which states, "Equivalent pro forma per share amounts shall be calculated by multiplying the pro forma income (loss) per share before non-recurring charges or credits directly attributable to the transaction, pro forma book value per share, and the pro forma dividends per share of the registrant by the exchange ratio so that the per share amounts are equated to the respective values for one share of the company being acquired." Please revise your disclosure accordingly.

Response: We have revised and updated the disclosure to include the equivalent pro forma per share values.

Risk Factors, page 36

Risk Factors Related to the Merger, page 36

4.	We note your response to comment 9. Please revise the risk factor on pages 35-36 to address the recent range of prices for Bearing shares, as is currently provided for Li3 shares. Please provide an example of the consideration for a Li3 shareholder based on recent Bearing trading price, the fixed ration, and an assumed number of Li3 common stock held by the shareholder, for example, 100. Disclose where Li3 shareholders can obtain the most recent trading price.

Response: The disclosure has been updated as requested.

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Material U.S. Federal Income Tax Consequences of the Merger, page 82

5.	We note the revised disclosure on page 63 and your statement that the transaction will be accounted for as an acquisition rather than a merger. Please revise the tax disclosure accordingly.

Response: The disclosure on page 63 is referring to the accounting treatment of the merger under IFRS. IFRS requires that this type of transaction is accounted for as either an acquisition of asset(s) or a business combination. This does not have any impact on the treatment from a tax perspective and accordingly the tax disclosure on page 82 does not require revision. The disclosure has been revised to clarify that the transaction is described as a merger but accounted for as an acquisition.

Pro Forma Consolidated Financial Statements, page F-1

Note 4. Pro Forma Assumptions and Adjustments, page F-7

6.	Your disclosure indicates the fair value of the shares of Bearing issuable was determined based on the market value of Bearing's common shares at May 10, 2017. Please updated your presentation to use the most recent stock price at the time of filing as a basis for the value equity consideration to be issued in connection with the merger.

Response: The market value of the shares has been updated to July 4, 2017 at $0.90, which was taken just before market close.

Li3 Energy Inc.

Unaudited Consolidated Financial Statements for the Three and Nine Months Ended March 31, 2017

Note 4. Investment in Minera Li, page C-10

7.	We note your revised disclosure in response to comment 19 indicates that Li3 will account for the investment in the Maricunga joint venture as a cost method investment upon dissolution of Minera Li. Please explain how this disclosure is consistent with the presentation of your interest in Miner Li as an equity method investment in your pro forma financial statements. Please also tell us how you considered Article 5.1(g) of the Agreement and Plan of Merger in determining whether the dissolution of Minera Li is factually supportable and directly attributable to the merger transaction.

Response: Article 5.1(g) of the Agreement and Plan of Merger states that as a condition precedent to the Closing of the Merger, Minera Li shall be dissolved with its assets distributed to the equity holders such that Li3 has become a direct owner of its share of Minera Li’s interests in Minera Salar Blanco SA. The dissolution of Minera Li and distribution of its assets to its shareholders was agreed between the shareholders of Minera Li in a shareholders meeting held on August 30, 2016. It is therefore separate to, and in no way attributable to, the Merger transaction. The reason for including the dissolution of Minera Li as a condition precedent is in order to provide Bearing with the simplicity of a direct investment in the Maricunga joint venture on Closing.

The Proforma has been updated to be consistent with the dissolution of Minera Li (to reverse the loss recognized in the proforma consolidated statement of loss) and the Maricunga investment is now being accounted for as a financial asset (at cost) as per the requirements of IFRS when there is no longer significant influence over an joint arrangement.

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8.	Please tell us if the board of directors of Li3 considered the loss of significant influence over the Maricunga project in their recommendation to approve the merger. Please also provide expanded disclosure regarding their consideration of this loss of influence in the discussion of the reasons for the merger at pages 59 through 61.

Response: We are advised that the board of directors did generally consider the loss of significant influence over the Maricunga project in making their recommendation. The disclosure at pages 59 through 61 of the amended registration has been expanded to describe the board’s belief that the combined company will be positioned to prevent or limit additional dilution to Li3 interest in the Maricunga joint venture.

In submitting this response, we will ensure that Company provides a written acknowledgement that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, W.L. MACDONALD LAW CORPORATION

	Per:	/s/ William L. Macdonald
William L. Macdonald

WLM/sk